Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Hennessy Capital Investment Corp. VII

Subject Company: Hennessy Capital Investment Corp. VII

SEC File No.: 001-42479

The following is a transcript of a recorded audio presentation made available by ONE Nuclear Energy LLC and Hennessy Capital Investment Corp. VII beginning on November 4, 2025.

ONE Nuclear Business Combination with Hennessy Capital Investment Corp. VII

Investor Conference Call Transcript

November 4, 2025

Operator

Hello, and welcome to the conference call to discuss the proposed business combination between ONE Nuclear Energy, or ONE Nuclear, and Hennessy Capital Investment Corp. VII, or Hennessy VII.

I would like to first remind everyone that this call may contain forward-looking statements including, but not limited to, statements relating to ONE Nuclear’s and Hennessy VII’s expectations or predictions on their respective financial and business performance and conditions, expectations, or assumptions in consummating the proposed business combination between the parties, and future ONE Nuclear relationships, milestones, developments, and performance. Forward-looking statements are inherently subject to risks, uncertainties (some of which are beyond the control of the parties), and assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements and they are not guarantees of performance. I encourage you to read the press release issued on the 23rd of October and the accompanying presentation and to review Hennessy VII’s filings with the SEC for a discussion of these risks that can affect the business combination, ONE Nuclear’s business, and the business of the combined company after completion of the proposed business combination.

Hennessy VII and ONE Nuclear are under no obligation and expressly disclaim any obligation to update, alter, or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.

I will now turn the call over to Mr. Dan Hennessy, CEO of Hennessy VII. Please go ahead.

Dan Hennessy – Chief Executive Officer, Hennessy Capital Investment Corp. VII

Thank you – and turning to slide 4.

We are very pleased to be here with you today to discuss the proposed business combination of Hennessy Capital Investment Corp. VII and ONE Nuclear Energy.

I’m Dan Hennessy, Chairman and CEO of Hennessy VII, along with my partner, Tom Hennessy, who serves as President and COO. From the ONE Nuclear side, we’re joined by Richard Taylor, Co-Founder, Chairman and CEO; Robert Carilli, Co-Founder and Chief Strategy Officer; and Kevin Dowd, Co-Founder and Chief Operating Officer.

In the way of background, we raised Hennessy VII in late January of this year with a stated strategy of identifying compelling industrial technology and energy transition opportunities. We sourced over 100 potential targets and met with over one dozen companies in the nuclear energy sector leading up to the signed Letter of Intent with ONE Nuclear in July. We then tasked our advisors at Teneo to undertake a comprehensive commercial diligence review including demand and industry analysis and engagement with all of the unique technology, engineering, and downstream partners who we believe will enable the Company to emerge as a preferred partner for energy park developers and hyper-scalers across North America. In addition, the Hennessy VII team participated in numerous industry conferences and met with dozens of industry executives to further validate the ONE Nuclear Energy value proposition.

Turning to Slide 5 - I’d like to share a few thoughts on our macro nuclear investment thesis.

We believe the U.S. is entering a nuclear renaissance, driven by AI-led data center growth, supportive federal actions, and the relative cost competitiveness of next-generation nuclear power.

As shown on the top left, U.S. data center electricity demand is accelerating rapidly and expected to grow over 2-3 times in the next five years alone.

Given this, both DOE and industry estimates point to material capacity shortfalls if new baseload from new energy sources, such as nuclear, do not come online in the coming years, as illustrated by the graph on the top right.

Against this backdrop, the U.S. government has been focused on accelerating nuclear deployments as exemplified by recent executive actions fast-tracking advanced reactors, streamlining licensing timelines, and enabling siting on federal lands.

Finally, on cost, technological developments and economies of scale have brought down the levelized cost of nuclear in line or below that of traditional fossil fuels, which we expect will continue to attract even greater private investment and growth.

On Slide 6 I’d like to review some highlights and critical differentiators of ONE Nuclear, which we believe result in a significantly de-risked business model.

ONE Nuclear is executing on its develop - own - operate model focused on delivering utility-scale natural gas and advanced nuclear power generation solutions here in the U.S. As shown on the prior slide, we believe the addressable market for these solutions is massive and growing.

The company already has secured access to two priority development sites and a growing pipeline of additional locations. Their model is further de-risked by their early gas generation solutions, leveraging access to gas generators through a relationship with Rolls-Royce Solutions America. This will bring near-term power generation online and cash flows ahead of planned nuclear SMR deployments at these same sites.

The company has active engagement with multiple leading nuclear SMR technologies to secure access, licensing readiness, and deployment flexibility across multiple reactor designs. And ONE Nuclear has established a strategic relationship with a global energy company for offtake and market access.

Finally, we are super excited to partner with the ONE Nuclear team who have assembled a world class cohort of advisors with proven capabilities, including Futureworx and Black & Veatch, who bring decades of nuclear, EPC, and project-finance expertise and a proven track record of executing and delivering on complex energy projects.

Regarding the transaction and closing timeline shown on Slide 7.

We are targeting closing in the first half of 2026, subject to customary approvals. Post-closing, ONE Nuclear will be listed on Nasdaq under the ticker “ONEN”.

The transaction implies a pro forma enterprise value of approximately $1.1 billion. ONE Nuclear is a founder-led business, and the founders and all other shareholders will roll 100% of their equity.

The business combination will be funded by Hennessy VII cash-in-trust, potential transaction financing, and rollover equity from existing ONE Nuclear shareholders. The combined company is expected to be debt-free with up to approximately $174 million of net cash to fund growth, assuming no redemptions, which Tom will discuss in greater detail later in this presentation.

Thank you again and now it is my pleasure to introduce Richard Taylor, Chairman and CEO of One Nuclear Energy.

Richard Taylor – Chairman & Chief Executive Officer, ONE Nuclear

Thank you, Dan, and thanks to everyone for joining us on the call today. I want to start by saying that everyone at ONE Nuclear is really excited to be taking our company public at such an important time for energy demand in the U.S. We believe the transaction will transform the future of ONE Nuclear’s business.

One Nuclear is an independent developer of large-scale energy solutions. Solutions that are powered by gas and nuclear energy. We plan to deploy fast-track natural gas generation and advanced nuclear small modular reactor technologies. This is a great time to be coming to market - a time when rising demand and policy action have put gas and nuclear at the top of the new energy agenda in the U.S.

We created One Nuclear more than 3 years ago to meet this demand as a fully integrated developer - to develop a fleet of generation assets first with fast deployment of natural gas power generation by 2028, and then first generation from small modular reactor technology six years later, by 2034.

Our business model starts with a comprehensive long-term approach to energy solutions and asset ownership, maximizing value for investors and communities with our develop – own - operate model. This long-term approach makes a big difference to the quality and robust delivery of business plans

In-house we have core competences of business development, finance and project management. We also have a unique combination of strategic relationships with:

-	Rolls-Royce SA for gas generators, and we’re evaluating multiple small modular reactor nuclear technologies including Rolls-Royce SMR and other Generation 3+ and Generation 4 SMR designs;

-	we have relationships with Cushman & Wakefield and other groups to access advantaged energy park sites;

-	we have relationships with a global integrated energy company to optimize energy sales and power purchase agreements, and with FutureWorx for program management, and with Black and Veatch for engineering, procurement, consulting and construction work;

-	we also have a strategic relationship with Quadrant Nuclear Industries to develop workforce training and operations services.

We are a fully integrated company. We will develop, own, and operate, and bring together technologies, sites, offtake, financing, regulatory approvals, and operations to develop infrastructure which will generate electricity and attractive cash flows for 60 years.

In numbers, we have 75 sites identified in the U.S. - we’re now working on our top ten and focusing on the first two with exclusive access - one in East Texas and one in West Oklahoma.

We expect 1.9 gigawatts of power capacity online by 2028, with pipeline opportunities of over 15 gigawatts of hybrid gas and nuclear sites across the U.S.

We have a great team as Dan said earlier. I’d like to invite Kevin Dowd, our Chief Operating Officer, to introduce our management team and advisory board. Over to you Kevin.

Kevin Dowd – Chief Operating Officer, ONE Nuclear

Thank you, Richard

I’d like to take this opportunity to tell you a bit more about our management team.

Richard Taylor, our CEO, studied engineering at Cambridge in the U.K. and has an MBA from Warwick.

He worked for 25 years with BP in international oil and gas exploration and production, as well as in biofuels and numerous power projects.

Richard has held various leadership roles in both business development and operations.

For the last 15 years, Richard co-founded his own successful energy technology businesses in Africa, India, and the U.K., and now with ONE Nuclear in the United States.

Robert Carilli is our Chief Strategy Officer with 30 years’ experience as an entrepreneur in Brazil and the U.S. where he built many new ventures in energy, software, and finance.

Robert also has two decades of banking experience with Bankers Trust and Merrill Lynch as well as experience in the private equity sector.

As mentioned, my name is Kevin Dowd. I’m the Chief Operating Officer of ONE Nuclear.

I have over 20 years’ experience in corporate restructuring in multiple sectors, including telecom, manufacturing, energy, and defense

Coen Weddepohl is our CFO. He has more than 25 years of experience in sales & investments in the energy infrastructure sector. Coen brings to ONE Nuclear his significant experience in quantitative hedge funds and private equity.

He was previously with both Man and EnergyRe, and was a managing director at the energy investment specialist Greencoat Capital. Coen focuses his talents on new business development, capital formation, funding, and risk management.

We also have a world class team of advisors who enhance our company’s strategic capabilities with experience in nuclear engineering, government, insurance, and public affairs.

Our advisors include:

-	Florida State Senator Joe Gruters, who is currently the chairman of the Republican National Committee;

-	Business Executive Margo Black, an international insurance specialist;

-	Chris LaCivita, a political strategist and former campaign manager in D.C.

-	Slater Bayliss, co-founder of the Advocacy Partners, a political consulting firm with national reach; and

-	Professor Rob Hayes, a professor of nuclear engineering at North Carolina State University and the Savannah River National Laboratory.

All of our advisors add a tremendous amount of value to ONE Nuclear.

And now I’ll hand it back to Richard to talk more about our business.

Richard Taylor – Chief Executive Officer, ONE Nuclear

Thanks Kevin,

The people Kevin has talked about are leading our company. Our main business driver is the growing demand for reliable, low carbon baseload energy – this demand is primarily from AI data centers.

Our business can best be summarized as follows: We are building baseload energy for the AI economy. We’re actually building new capacity for all energy intensive industries and we want to make up fast for the lack of investment in power generation in the United States during the last 20 years.

Right now our business focus is on five things that will make us distinctive and provide a competitive advantage:

-	First - we have access to our first two development sites - in East Texas and West Oklahoma where we plan to develop up to 2 GW of gas generation capacity by 2028 and 3 GW of advanced nuclear SMR capacity by 2034. These are the first two of many sites.

-	Secondly - we have access to natural gas power generators with a delivery timeline earlier than turbines. This enables ONE Nuclear to provide the earliest possible power generation, that’s now demanded by our customers, while our nuclear facilities are under construction. Fast deployment of gas power generators provides a fast path to power delivery beginning in 2028 - so we can generate cash flows to de-risk the overall business while we develop nuclear power plants.

-	Thirdly - we’re working with multiple technology vendors for gas power and nuclear SMRs. We have a strategic relationship with Rolls-Royce Solutions America for MTU gas generators and started our small modular reactor journey with Rolls-Royce SMR. We work with many other technology vendors to ensure we can meet our customers’ required timing, technical requirements, and scale at each site. Our approach is to select the right technologies for the right customer and site - then we will develop, own, and operate the power generation facility.

-	Fourthly - we have a powerful strategic relationship with a leading global integrated energy company that ensures we can use their reach and experience to optimize our power sales, and align our power generation needs with energy markets, trading and customer solutions.

-	The fifth distinctive point is that we have great execution capability through our in-house team, through the program management experience of Futureworx, and through the international EPC experience of Black & Veatch. And thinking ahead to operations we’re working closely with Quadrant Nuclear Industries to build their capabilities into our business.

For sites, we have a very robust selection process for evaluation and screening. We have around 75 candidate sites in our pipeline under evaluation today, with 10 priority sites getting the closest attention and we’re working on the first two development sites.

Early revenues from these sites will de-risk the business – made possible with the fast deployment of gas power generators.

Our first electricity will be from natural gas power, and our plan is to start up with about a gigawatt on each site. We can build at a timing and scale to suit our customers. This approach bridges the gap between first customer demand and first generation of nuclear power. There are currently significant dislocations and queues in the market for large gas turbines, and with our strategic relationships, gas engines are available on site earlier, and substantially below the cost of large-scale turbines, with attractive margins and fast payback.

For nuclear power, we’ve evaluated numerous Generation 3+ and Generation 4 SMR technologies including those from Rolls-Royce SMR, GE Vernova, Westinghouse, and X-Energy. This group of technology providers offer a range of reactor types, fuel sources, and power generation capabilities – and we believe this diversity provides ONE Nuclear with appropriate optionality to meet any specific requirements of potential development sites, varying energy park sizes, and customer power needs. The technologies range in generation capacity from 80 megawatt modules up to complete plants of 470 megawatts. 470 megawatts is enough to power a city the size of Baltimore and is becoming a minimum size for new data centers. The anticipated plant design life is 60 years, and we expect to be able to deliver nuclear power at a very competitive levelized cost of electricity.

For offtake of excess capacity beyond the customers located in each energy park, we focus on maximizing high-value direct sales to the grid, and we’re optimizing all of that in a strategic collaboration agreement within our power marketing relationship with a global integrated energy company. They have extensive power trading operations in the U.S. and have access to a huge existing customer base, including data centers and technology players, who are our natural customers, and we offer a new nuclear energy component to their trading strategy. This relationship becomes our route to access PPAs and optimization of electricity sales, especially in deregulated states, taking advantage of their scale and considerable expertise. We see this relationship as a huge strategic advantage for ONE Nuclear.

Our execution capability is really enhanced by our relationships with Futureworx and with Black & Veatch.

Futureworx brings very relevant program management and execution experience, particularly in the data center sector, to build speed, scale, and quality into everything we do in our business.

Black & Veatch are supporting us all the way through from site evaluation and licensing, to engineering, procurement, and construction, and they have long and deep experience to do that.

On the operations front, ONE Nuclear and Quadrant Nuclear Industries (QNI) are working together on a joint venture to provide turnkey training and operations services. QNI’s experience and expertise is rooted in the U.S. Navy’s nuclear power program enabling the operation of advanced reactors with trained and credentialed specialists. This operating capability will be for our SMR projects, and also as outsourced services to other nuclear developers.

Our site origination strategy uses multiple sources, including Cushman & Wakefield, our advisory board, and other strategic relationships. The sites are in various stages of screening using our in-house site screening tool, which includes parameters such as size, gas access, water supply, hazard analysis, population density, and all the requirements of the NRC guidelines.

Our first two development sites are now planned for investment decisions in 2026.

The first site is located in East Texas and really fits the bill for us. It comprises approximately 1,600 acres, and already includes access to fiber optic networks, natural gas supply and power infrastructure. Our plans are to kick off operation of the site with up to a gigawatt of natural gas-fired power by 2028, with 2 gigawatts of nuclear generation completed and operational by 2034.

The second site is in Western Oklahoma and is also very well suited to meet our needs. The site is about 1,400 acres with two high voltage lines running parallel to the site. There are nearby fiber optic networks, natural gas pipelines, and a large gas power generation facility which provides additional energy security and optionality. ONE Nuclear plans to have about 1 gigawatt of natural gas-fired power up and running there by 2028, and about a gigawatt of nuclear generation in operation by 2034.

We’re bringing ONE Nuclear to the market at a great time for nuclear energy. U.S. demand for power is expected to grow sharply, driven by two very powerful trends coming together: (1) the electrification of the economy, and (2) the rise of AI and data centers – who are our primary customer target.

At the same time, there is a growing shortage of dispatchable, baseload capacity.

Data centers require highly reliable, dispatchable power, which is where nuclear energy will play a crucial role. Data centers also need power fast. And in order to address both needs, fast power and reliable, dispatchable power, ONE Nuclear is developing hybrid technology micro-grids on site to serve the unique load requirements of our customers.

I’d like to underscore how dramatic and important the rise of data center demand has been, especially in the last 18 months. This demand creates huge opportunities for ONE Nuclear. The demand from data centers is expected to triple by 2030, to 7.5% of overall U.S. energy consumption, with an additional 160 gigawatts of capacity required. This will come mainly from gas and nuclear generation.

So, we have a robust development pipeline for gas and nuclear projects to meet this demand. We expect to have up to 15 GW of projects underway by 2033.

In summary, we are an independent, integrated development platform of micro-grids using gas and nuclear energy to provide reliable and dispatchable power for data centers and other large load customers. As long-term owners, we will have a hybrid gas and nuclear approach to deliver what customers need. We have strong technology relationships in gas and nuclear, attractive sites, and we have a great team and an experienced advisory board. We believe in the power of collaboration with our relationships to build at scale and with speed.

We are in a new gas and nuclear age, building baseload power for the AI economy. ONE Nuclear is positioned extraordinarily well to take advantage of this and we’re very excited to be with Hennessy VII to help make that happen.

With that, I’d like to turn things over to Tom Hennessy to discuss details of the business combination.

Tom Hennessy – President & COO, Hennessy Capital Investment Corp. VII

Thank you, Richard.

When we evaluated the comparable public companies, we identified those companies which are meeting large scale energy demand with advanced nuclear technology and serving similar end customers. In that regard, we believe that Fermi Americas, the only other publicly listed next-generation baseload power developer, is ONE Nuclear’s closest comparable. We believe Fermi, combined with the other publicly traded advanced nuclear technology companies on this page, best capture ONE Nuclear’s current business model, addressable market, and future growth opportunity.

As is the case with the other public companies, ONE Nuclear is pre-commercial, but is differentiated by its “gas-to-nuclear” strategy, its multi-technology approach, its identified sites, robust pipeline, and valuable strategic partnerships.

As you can see on this page, we believe that ONE Nuclear is priced at an attractive valuation relative to its peers. Over time, as ONE Nuclear executes its business plan and progresses project milestones, we expect the company to trade in-line with the comps given its differentiated business model, with fast-track gas generation, and multi-technology advanced nuclear deployment.

Now on to our transaction summary. On the sources, the transaction will be funded with a combination of rollover equity from existing ONE Nuclear shareholders, cash proceeds from Hennessy VII’s trust, alongside a potential PIPE.

On the uses, we expect approximately $174 million of cash to go directly to ONE Nuclear’s balance sheet to fund growth, again assuming full delivery of Hennessy VII’s trust, and, we are estimating $36 million for transaction fees and expenses.

On a pro forma basis, we expect the company to be debt free with a resulting enterprise value of $1.1 billion and an equity value of $1.3 billion.

In conclusion, we at Hennessy VII are thrilled to partner with ONE Nuclear Energy. We believe this business combination brings together a world-class management team, a differentiated develop-own-operate platform, and a timely solution to one of the most critical challenges facing our economy, which is delivering reliable, low-carbon baseload power to fuel the next generation of AI-driven digital infrastructure.

Thank you for listening to our presentation today and for your consideration. You may now disconnect.

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Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to statements regarding our expectations, beliefs, intentions, strategies, and projections. All statements other than statements of historical facts contained in this communication are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, expectations of the management team of ONE Nuclear Energy LLC (“ONE Nuclear”) concerning the outlook for its business, productivity, plans, growth and capital investments, operational and cost performance, revenue generation, development timelines, potential generation capacities of specific sites, regulatory outlook, future market conditions, success of strategic relationships, developments in the capital and credit markets, expected future financial performance, as well as demand for nuclear energy and the economic outlook for the nuclear energy industry.

Forward-looking statements speak only as of the date of this communication and are based on the current beliefs and assumptions of ONE Nuclear and Hennessy Capital Investment Corp. VII (“HVII”). ONE Nuclear and HVII undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Actual results may differ materially due to various risks and uncertainties, including but not limited to: (1) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of HVII’s securities; (2) the failure to satisfy the conditions to the consummation of the proposed business combination, including the adoption of the definitive agreements related to the proposed business combination (the “Business Combination Agreement”) by the shareholders of HVII and the receipt of certain regulatory approvals; (3) market risks; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (5) changes in transaction structure of the proposed business combination due to regulatory or legal requirements; (6) the ability to meet listing standards; (7) the effect of the announcement or pendency of the proposed business combination on ONE Nuclear’s business relationships, performance, and business generally; (8) failure to realize anticipated benefits from the proposed business combination; (9) the outcome of any legal proceedings that may be instituted against ONE Nuclear or HVII related to the Business Combination Agreement or the proposed business combination; (10) ONE Nuclear’s ability to execute on its business plan and to develop and maintain key strategic relationships and enter into definitive agreements in connection therewith; (11) competition in ONE Nuclear’s industry; (12) transaction-related costs; (13) the risk that changes in laws or regulations adversely affect ONE Nuclear’s business plans and operations; (14) adverse economic or competitive conditions; (15) the level of redemptions by HVII shareholders in connection with the proposed business combination; (16) the risk that ONE Nuclear may not be able to successfully develop its exclusive sites or other sites and the commercial viability of any such site; (17) the risk that ONE Nuclear will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (18) other risks and uncertainties described in HVII’s Annual Report on Form 10-K for the year ended December, 31, 2024, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 31, 2025, and other filings with the SEC, including the registration statement on Form S-4 to be filed by HVII in connection with the proposed business combination. The foregoing list is not exhaustive, and there may be additional risks that neither HVII nor ONE Nuclear presently know or that HVII and ONE Nuclear currently believe are immaterial. ONE Nuclear and HVII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made.

ONE Nuclear’s Commercial Agreements are Non-Binding

This communication contains descriptions of certain non-exclusive, key business relationships of ONE Nuclear, including with Rolls-Royce Solutions America, Inc. (“Rolls-Royce SA”). These descriptions are based on the ONE Nuclear management team’s discussions with such counterparties, the terms of certain existing non-binding collaboration agreements with such counterparties, and latest available information and estimates as of the date of this communication. In each case, such descriptions are subject to negotiation and execution of definitive agreements with such counterparties, which have not been completed as of the date of this communication. As a result, such descriptions of key business relationships of ONE Nuclear, including with Rolls-Royce SA, remain subject to change, and there can be no assurance that definitive agreements with such business partners will be executed or, if executed, that the terms of such definitive agreements will not vary materially from those described herein. In addition, unless and until a definitive agreement is entered into with Blackstart Digital, LLC, the developer of the site in Oklahoma (“Blackstart”), and MSB Global Services, LLC, the developer of the site in East Texas (“MSB”), ONE Nuclear has no rights to the sites. If ONE Nuclear is unable to enter into a definitive agreement with Blackstart and MSB with respect to the sites, ONE Nuclear expects to explore alternative locations and arrangements for the deployment of ONE Nuclear’s business plan, though no assurances can be made such efforts will be successful.

Important Information for Investors and Shareholders

In connection with the proposed business combination, HVII intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the securities to be issued in connection with the proposed business combination and a proxy statement to be distributed to holders of HVII’s ordinary shares in connection with HVII’s solicitation of proxies for the vote by HVII’s shareholders with respect to the proposed business combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, HVII plans to file the definitive Proxy Statement with the SEC and to mail copies to shareholders of HVII as of a record date to be established for voting on the proposed business combination.

This communication does not contain all the information that should be considered concerning the proposed business combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that HVII may file with the SEC. Before making any investment or voting decision, investors and security holders of HVII and ONE Nuclear are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about ONE Nuclear, HVII and the proposed business combination.

Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by HVII through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by HVII may be obtained free of charge from HVII’s website at https://www.hennessycapital7.com or by directing an email request to info@hennessycapitalgroup.com. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

HVII, ONE Nuclear and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from HVII’s shareholders in connection with the proposed business combination. For more information about the names, affiliations and interests of HVII’s directors and executive officers, please refer to HVII’s Annual Report on Form 10-K filed with the SEC on March 31, 2025 and the Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of HVII’s shareholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully when they become available before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This communication shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the proposed business combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.